Filed with the U.S. Securities and Exchange Commission on December 2, 2022
1933 Act Registration File No. 333-267121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.
Post-Effective Amendment No. 1

FUNDX INVESTMENT TRUST
(Exact Name of Registrant as Specified in Charter)
2020 East Financial Way, Suite 100
Glendora, CA 91741
(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (626) 914-7363

Jeff Smith
FundX Investment Group
101 Montgomery Street, Suite 2400
San Francisco, CA 94104
(Name and Address of Agent for Service)

Copy to:

Steven G. Cravath, Esq.
Cravath & Associates, LLC
19809 Shady Brook Way
Gaithersburg, MD 20879

Approximate Date of Proposed Public Offering:
It is proposed that this filing will become effective immediately upon filing.

Title of Securities Being Registered:
FundX ETF
FundX Aggressive ETF

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

PART C.

OTHER INFORMATION

Item 15. Indemnification
Reference is made to Article VII of the Registrant’s Declaration of Trust (previously filed with the Registration Statement on Form N-1A (File No. 333-267121) on August 26, 2022), and Paragraph 7 of the Distribution Agreement (filed herewith). With respect to the Registrant, the general effect of these provisions is to indemnify any person (Trustee, director, officer, employee or agent, among others) who was or is a party to any proceeding by reason of their actions performed in their official or duly authorized capacity on behalf of the Trust. With respect to the distributor, the general effect of the relevant provisions is to indemnify those entities for claims arising out of any untrue statement or material fact contained in the Funds’ Registration Statement, reports to shareholders or advertising and sales literature.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, (the “1933 Act”) the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the 1933 Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.”

Item 16. Exhibits

Exhibit No.	Exhibit
(1)
Agreement and Declaration of Trust is herein incorporated by reference from FundX Investment Trust (the “Trust”) Initial Registration Statement on Form N‑1A, filed with the Securities and Exchange Commission (“SEC”) on March 18, 2014.

(1)(a)
Certificate of Trust is herein incorporated by reference from FundX Investment Trust (the “Trust”) Initial Registration Statement on Form N‑1A, filed with the Securities and Exchange Commission (“SEC”) on March 18, 2014.

(2)
By-Laws are herein incorporated by reference from FundX Investment Trust (the “Trust”) Initial Registration Statement on Form N‑1A, filed with the Securities and Exchange Commission (“SEC”) on March 18, 2014.

(3)	Voting Agreements - Not Applicable.
(4)	Form of Agreement and Plan of Reorganization - filed as Appendix B to this Combined Information Statement and Prospectus
(5)	Instruments Defining Rights of Security Holders is incorporated by reference from the Registrant’s Declaration of Trust and Bylaws.
(6)	Investment Advisory Agreement between the Trust and One Capital Management LLC - filed herewith.
(7)	Distribution Agreement between the Trust and Quasar Distributors, LLC - filed herewith.
(8)	Bonus or Profit Sharing Contracts - Not Applicable.
(9)	Custody Agreement between the Trust and U.S. Bank National Association - filed herewith.
(10)	Rule 12b-1 Plan - not applicable.
(10)(a)	Rule 18f-3 Plan - not applicable.
(11)
Opinion and Consent of Cravath & Associates, LLC regarding the validity of shares to be issued is herein incorporated by reference from FundX Investment Trust (the “Trust”) Registration Statement on Form N‑1A, filed with the Securities and Exchange Commission (“SEC”) on August 26, 2022.

(12)	Opinion and Consent of Practus, LLP regarding certain tax matters - filed herewith.
(13)(a)	Fund Administration Servicing Agreement - filed herewith.
(13)(b)	Fund Accounting Servicing Agreement - filed herewith.
(13)(c)	Fund Transfer Agent Servicing Agreement - filed herewith.
(14)	Consent of Independent Registered Public Accounting Firm - Not Applicable.
(15)	Financial statements omitted - Not Applicable.
(16)
Power of Attorney dated June 17, 2022 is herein incorporated by reference from FundX Investment Trust (the “Trust”) Registration Statement on Form N‑1A, filed with the Securities and Exchange Commission (“SEC”) on August 26, 2022.

(17)(a)
Prospectus and Statement of Additional Information of the FundX ETF and FundX Aggressive ETF dated September [●], 2022 was previously filed with the Trust’s Post-Effective Amendment No. 26 to its Registration Statement on Form N‑1A with the SEC on July 7, 2022 and is incorporated herein by reference.

(17)(b)
The Semi-Annual Report to Shareholders of the FundX Upgrader Fund and FundX Aggressive Upgrader Fund for the Period Ended March 31, 2022 was previously filed on the Trust’s Form N-CSR with the SEC on May 31, 2022, and is incorporated by reference.

(17)(c)
The Annual Report to Shareholders of the FundX Upgrader Fund and FundX Aggressive Upgrader Fund for the Fiscal Year Ended September 30, 2021 was previously filed on the Trust’s Form N-CSR with the SEC on November 29, 2021, and is incorporated by reference.

Item 17. Undertakings
1.The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
2.The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.
3.The undersigned Registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the Proxy/Prospectus in a post-effective amendment to this registration statement.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed below on its behalf by the undersigned, duly authorized, in the City of San Francisco and State of California, on December 2, 2022.

FundX Investment Trust

By:/s/ Jeff Smith
Jeff Smith, President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Janet Brown*	Trustee	December 2, 2022
Janet Brown

/s/ Jeff Smith	President and Principal Executive Officer	December 2, 2022
Jeff Smith

/s/ Jan Gullett*	Trustee	December 2, 2022
Jan Gullett

/s/ Gregg Keeling*	Trustee	December 2, 2022
Gregg Keeling

/s/ Kimun Lee*	Trustee	December 2, 2022
Kimun Lee

/s/ Sean McKeon*	Treasurer and Principal Financial and	December 2, 2022
Sean McKeon	Accounting Officer

*By: /s/ Jeff Smith		December 2, 2022
Jeff Smith, Attorney-In Fact pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit No.	Exhibit
(6)	Investment Advisory Agreement between the Trust and One Capital Management LLC
(7)	Distribution Agreement between the Trust and Quasar Distributors, LLC
(9)	Custody Agreement between the Trust and U.S. Bank National Association
(12)	Opinion and Consent of Practus, LLP regarding certain tax matters
(13)(a)	Fund Administration Servicing Agreement
(13)(b)	Fund Accounting Servicing Agreement
(13)(c)	Fund Transfer Agent Servicing Agreement